SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




                                  SCHEDULE 13G
                                 (Rule 13d-102)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                   FILED PURSUANT TO RULES 13d-1(b), (c), AND (d)
                         AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                               (Amendment No. 6) 1
                                ---------------

                                THE TALBOTS, INC.
                                -----------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                  874161 10 2
                                  ------------
                                 (CUSIP Number)


                               December 31, 2000
                               -----------------
             (Date of Event which Requires Filing of this Statement)


                           -------------------------

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/---/  Rule 13d-1(b)

/---/  Rule 13d-1(c)

/ X /  Rule 13d-1(d)
 --
-----------------------

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------------------------------------------
CUSIP No.     874161 10 2                                     13G
------------ ----------------------------------------------

     1       NAME OF REPORTING PERSONS                     JUSCO (U.S.A.), INC.
             I.R.S. IDENTIFICATION NO.
             OF ABOVE PERSONS (ENTITIES ONLY)

------------ ----------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A
             GROUP*                                                (a) [ ]
                                                                   (b) [ ]
------------ ----------------------------------------------
     3       SEC USE ONLY
------------ ----------------------------------------------
     4       CITIZENSHIP OR PLACE OF ORGANIZATION                 DELAWARE
------------ ----------------------------------------------
 NUMBER OF   5       SOLE VOTING POWER                          37,331,144
  SHARES
----------- -----------------------------------------------
BENEFICIALLY 6       SHARED VOTING POWER                                 0
 OWNED BY
----------- -----------------------------------------------
EACH         7       SOLE DISPOSITIVE POWER                     37,331,144
REPORTING
----------- -----------------------------------------------
PERSON       8       SHARED DISPOSITIVE POWER                            0
 WITH
----------- -----------------------------------------------
    9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY
             EACH REPORTING PERSON                              37,331,144
------------ ----------------------------------------------
    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
             EXCLUDES CERTAIN SHARES*                                  [ ]
------------ ----------------------------------------------
    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9         59.52%

------------ ----------------------------------------------
    12       TYPE OF REPORTING PERSON*                                 CO
------------ ----------------------------------------------
             * SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).   Name of Issuer:

             The Talbots, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:

             One Talbots Drive
             Hingham, Massachusetts 02043

Item 2(a).   Name of Person Filing:

             JUSCO (U.S.A.), Inc.

Item 2(b).   Address of Principal Business Office, or, if None, Residence:

             520 Madison Avenue, 24th Floor
             New York, New York 10022

Item 2(c).   Citizenship:

             Delaware corporation

Item 2(d).   Title of Class of Securities:

             Common Stock, par value $0.01 per share

Item 2(e).   CUSIP Number:

             874161 10 2

Item 3.      If  this  statement  is  filed  pursuant  to Rule
             13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

             (a)  [ ] Broker or dealer registered under Section 15 of the
                      Exchange Act.

             (b)  [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

             (c)  [ ] Insurance company as defined in Section 3(a)(19) of the
                      Exchange Act.

             (d)  [ ] Investment company registered under Section 8 of the
                      Investment Company Act.

             (e)  [ ] An investment adviser registered in accordance with
                      Rule 13d-1(b)(1)(ii)(E).

             (f)  [ ] An employee benefit plan, or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

             (g)  [ ] A parent holding company or contact person in accordance with Rule 13d-1(b)(ii)(G);

             (h)  [ ] A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act;

             (i)  [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

             (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.


         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.


                           (a)  Amount Beneficially Owned:

                                37,331,144*1

                  The number of shares reported as beneficially owned reflects the 2-for-1 stock split of Talbots common stock effective November 7, 2000.

                           (b)  Percent of Class:

                                59.52%

                           (c)  Number of shares as to which such person has:

                                  (i)  Sole power to vote or to direct the vote

                                       37,331,144

                                  (ii) Shared  power  to vote or to  direct  the
                                       vote

                                       Not applicable.

                                  (iii)Sole  power to  dispose  or to direct the
                                       disposition of

                                       37,331,144

                                  (iv) Shared  power to dispose or to direct the
                                       disposition of

                                       Not applicable.

Item 5.  Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not applicable.

Item 8.  Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.  Notice of Dissolution of Group.

                  Not applicable.

Item 10. Certifications.

                  Not applicable.


1        Pursuant  to Rule 144 during  January  2001 the  reporting  person sold
         700,000   shares  of   Talbots   common stock,   reducing   the  shares
         beneficially owned as of January 31, 2001 to 36,631,144.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   February 1, 2000

                                                JUSCO (U.S.A.), INC.


                                         By:    ISAO T. TSURUTA
                                                ----------------------
                                         Name:  Isao T. Tsuruta
                                         Title: Senior Vice President